

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 26, 2011

<u>Via E-Mail</u>

Theodora Mitropetrou
General Counsel
Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou Street
16674 Glyfada, Athens
Greece

   Re: **Seanergy Maritime Holdings Corp.**
      Form 20-F for the Fiscal Year Ended December 31, 2010
      Filed March 31, 2011
      File No. 001-34848

Dear Ms. Mitropetrou:

   We refer you to our comment letter dated June 29, 2011, regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Cecilia Blye

             Cecilia Blye, Chief
             Office of Global Security Risk

cc: Max Webb
   Assistant Director
   Division of Corporation Finance

   Gary Wolfe, Esq.
   Seward and Kissel